Mail Stop 4561

				June 27, 2005

Jack Harper
BSI2000, Inc.
12600 West Colfax Ave. Suite B410
Lakewood, Colorado, 80215

Re:	Form 10-K for Fiscal Year Ended December 31, 2004
      	Filed April 15, 2005
		File No. 000-28287
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		Filed May 13, 2005
		File No. 000-28287

Dear Mr. Harper:

      We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5 - Convertible Debt, page F-17

1. We note the conversion features within the debt issued in October and December 2004. State whether the debt holder had the option to convert the debt on the same day as issuance. Explain what factors you considered when evaluating if the conversion feature for each debt issued is beneficial (i.e., has intrinsic value) to the holder.
Refer to EITF 98-5 and EITF 00-27. If there is a beneficial conversions feature, tell us how you are accounting for this feature and indicate how your disclosure addresses this policy. See paragraph 4 of SFAS 129. We also note the convertible debt issued on
January 19, 2005.

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.


	You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3488 if you have questions regarding the above comment.

Sincerely,



Stephen Krikorian
Accounting Branch Chief

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Jack Harper
BSI2000, Inc.
June 27, 2005
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